FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ratner, Charles A.	2. Issuer Name and Ticker or Trading Symbol Forest City Enterprises, Inc. FCE A/FCEB		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board, CEO, President (1)
(Last) (First) (Middle) 50 Public Square, Suite 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/17/03
(Street) Cleveland, OH 44113		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class B Common Stock								450	D	(2)
Class B Common Stock								37,147	I	See footnote(3)
Class B Common Stock								458,415	I	See footnote(4)
Class B Common Stock								47,061.74	I	See footnote(5)
Class B Common Stock								392	D
Class A Common Stock								485,082	I	See footnote(6)
Class A Common Stock								1,750	D	See footnote(7)
Class A Common Stock								2,102	I	See footnote(8)
Class A Common Stock								168,750	I	See footnote(9)
Class A Common Stock								350,103	I	See footnote(10)
Class B Common Stock								29,961	I	See footnote(11)
Class B Common Stock								2,996	I	See footnote(12)
Class A Common Stock								270,903	I	See footnote(13)
Class A Common Stock								13,120	I	See footnote(14)
Class A Common Stock								14,290	I	See footnote(15)
Class A Common Stock								16,411	I	See footnote(16)
Class B Common Stock								26,608	I	See footnote(17)
Class B Common Stock								116,540	I	See footnote(18)
Class A Common Stock								131,201	I	See footnote(19)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
1996 Stock Option Grant (right to buy)	$9.583							9/09/98(20)	9/09/06	Class A Common	43,200		43,200	D
1998 Stock Option Grant (right to buy)	$19.00							3/17/00(21)	3/17/08	Class A Common	43,200		43,200	D
1999 Stock Option Grant (right to buy)	$14.917							4/07/01(22)	4/07/09	Class A Common	43,200		43,200	D
2001 Stock Option Grant (right to buy)	$28.533							3/08/03(23)	3/08/11	Class A Common	43,200		43,200	D
2003 Stock Option Grant (right to buy)	$31.00	4/17/03		M		43,200		3/17/05(24)	3/17/13	Class A Common	43,200		43,200	D

Explanation of Responses:

(1) Chairman of the Board, Chief Executive Officer, President and Director of Forest City Enterprises, Inc.; a General Partner in RMS,Ltd., an Ohio limited partnership and 10% plus shareholder.
(2) General Partnership interest in RMS, Ltd., an Ohio limited partnership.
(3) The Charles Ratner Revocable Trust Agreement dated 7/17/1981, as modified (Charles is settlor and co-trustee). RMS, Ltd., limited partnership interest.
(4) The Charles Ratner Revocable Trust Agreement dated 7/17/1981, as modified (Charles is settor and co-trustee); FCE Management, L.P. interest as limited partner in RMS, Ltd.
(5) Charles Ratner 2001 Trust - dated 11/01/01. FCE Management, L.P. interest as limited partner in RMS, Ltd.
(6) Charles Ratner Revocable Trust dated 7/17/1981.
(7) Charles Ratner 2001 Trust - dated 11/01/2001.
(8) Held by spouse in an account at McDonald Investments.
(9) Illana Horowitz Ratner Trust - dated 12/29/92 (spouse).
(10) The Max Ratner 1986 Remainder Interest Trust - Charles Ratner (along with his brother) is trustee. Charles Ratner disclaims any beneficial interest.
(11) Charles Ratner is Trustee (along with his brothers) of the Max Ratner 1986 Family Trust. (1/10 of this trust is for the benefit of Adam).
(12) Adam Ratner (son), 1/10 interest in the Max Ratner 1986 Family Trust.
(13) Charles Ratner 1986 Remainder Interest Trust - Albert Ratner is trustee; Charles Ratner retains an income interest for life. Beneficiaries are his children.
(14) Max Ratner 1986 Family Trust dated 12/18/1986 for the benefit of Adam (son). Charles Ratner disclaims any beneficial interest.
(15) Charles Ratner and Illanna Horowitz Ratner Philanthropic Fund.
(16) Max Ratner Remainder Interest Trust - for the benefit of Adam (son). Charles Ratner disclaims any beneficial interest.
(17) Max Ratner 1988 Grandchildrens Trust - a limited partner in RMS, Ltd., for the benefit of Adam (son). Charles Ratner disclaims any beneficial interest.
(18) Max Ratner 1999 Irrevocable Trust - a limited partnership interest in FCE Management, L.P., a limited partner of RMS, Ltd., for the benefit of Adam (son). Charles Ratner disclaims any beneficial interest.
(19) The Max Ratner 1986 Family Trust dated 12/18/1986 - Charles Ratner is Trustee along with his brother.
(20) 1996 Stock Option Grant - 25% exercisable 9/09/08; 25% exercisable 9/09/99; and 50% exercisable 9/09/00.
(21) 1998 Stock Option Grant - 25% exercisable 3/17/00; 33% exercisable 3/17/01; and 42% exercisable 3/17/02.
(22) 1999 Stock Option Grant - 25% exercisable 4/07/01; 25% exercisable 4/07/02; and 50% exercisable 4/07/03.
(23) 2001 Stock Option Grant - 25% exercisable 3/08/03; 25% exercisable 3/08/04; and 50% exercisable 3/08/05.
(24) 2003 Stock Option Grant - 25% exercisable 3/17/05; 25% exercisable 3/17/06; and 50% exercisable 3/17/07.

By: /s/ Geralyn M. Presti Geralyn M. Presti, Attorney-In-Fact for Charles A. Ratner, CEO, President, and Director **Signature of Reporting Person	4/21/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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SEC FORMS 4 & 5

POWER OF ATTORNEY

The undersigned, designated by the Board of Directors as a Section 16 Company Insider,
hereby constitutes and appoints Robert Gephart, Geralyn M. Presti and Patricia A. Comai,
with full power of substitution and resubstitution, as attorney of the undersigned, their name, place and stead, to sign and file under the Securities Exchange Act of 1934, Section 16
Reporting Forms, and any and all amendments thereto, to be filed with the Securities and
Exchange Commission pertaining to such filing, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, hereby ratifying and approving the act of said attorney and any such substitute.

EFFECTIVE as of October 25, 2002.

By: /s/ Charles A. Ratner
     Charles A. Ratner